Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2026

SINGAPORE, August 26, 2026 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited financial results for the second quarter of 2026.

SECOND QUARTER 2026 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2026 were RMB619.9 million (US$91.4 million), a 1.5% decrease from the corresponding period in 2025, primarily due to a decrease in one-time commissions from insurance products and lower recurring service fees, partially offset by a significant increase in performance-based income from mainland China private secondary products, and a 0.9% decrease quarter-on-quarter, primarily due to lower one-time commissions and recurring service fees, largely offset by an increase in performance-based income from mainland China products.

•	Income from operations for the second quarter of 2026 was RMB215.8 million (US$31.8 million), a 34.0% increase from the corresponding period in 2025, primarily due to lower operating costs and expenses, including lower compensation and benefits expenses resulting from our disciplined cost control measures and a decrease in provision for credit losses.

•	Net income attributable to Noah shareholders for the second quarter of 2026 was RMB232.2 million (US$34.2 million), a 30.0% increase from the corresponding period in 2025, primarily due to higher income from operations and an increase in investment income, partially offset by higher income tax expense.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2026 was RMB238.0 million (US$35.1 million), a 25.9% increase from the corresponding period in 2025.

SECOND QUARTER 2026 OPERATIONAL UPDATES

The Company reports its operational performance across six business segments — three mainland China and three international 2— plus headquarters. The following updates provide segment-specific operating metrics and developments during the second quarter of 2026.

Group-wide Operating Metrics

•	Total number of registered clients as of June 30, 2026 was 469,987, a 1.2% increase from June 30, 2025, and a 0.2% increase from March 31, 2026.

•	Total number of active clients[3] for the second quarter of 2026 was 10,296, a 12.4% increase from the second quarter of 2025 and a 4.2% decrease from the first quarter of 2026.

•	Aggregate value of investment products distributed during the second quarter of 2026 was RMB17.1 billion (US$2.5 billion), compared with RMB17.0 billion in the second quarter of 2025 and RMB23.3 billion in the first quarter of 2026. The quarter-over-quarter decrease was mainly attributable to lower distribution of mutual fund and private secondary products in mainland China.

•	Total assets under management as of June 30, 2026 were RMB140.9 billion (US$20.8 billion), compared with RMB145.1 billion as of June 30, 2025 and RMB140.2 billion as of March 31, 2026, mainly due to the continuous allocation and exit of mainland China private equity products.

Distribution of Investment Products

•	The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended June 30,
	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	9.2	54.1%	9.1	53.2%
Private secondary products	6.0	35.3%	5.8	33.9%
Private equity products	1.0	5.9%	1.6	9.4%
Other products[4]	0.8	4.7%	0.6	3.5%
All products	17.0	100.0%	17.1	100.0%

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 For classification of the Group’s business segments for the purposes of this announcement, “international” refers to business activities conducted in, or relating to, countries and regions outside Mainland China.

3 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

4 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

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•	The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland	Three months ended June 30,
China	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	5.7	65.5%	5.5	65.5%
Private secondary products	2.8	32.2%	2.8	33.3%
Other products	0.2	2.3%	0.1	1.2%
All products in mainland China	8.7	100.0%	8.4	100.0%

	Three months ended June 30,
Type of international products	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	3.5	42.2%	3.6	41.4%
Private secondary products	3.2	38.6%	3.0	34.5%
Private equity products	1.0	12.0%	1.6	18.4%
Other products	0.6	7.2%	0.5	5.7%
All international products	8.3	100.0%	8.7	100.0%

Assets Under Management

•	Total assets under management, categorized by investment type, are as follows:

Investment type	As of March 31, 2026		Growth	Allocation/ Redemption[5]	As of June 30, 2026
	(RMB billions, except percentages)
Private equity	126.0	89.8%	1.0	0.5	126.5	89.8%
Public securities[6]	8.4	6.0%	1.0	0.8	8.6	6.1%
Real estate	4.0	2.9%	0.1	0.1	4.0	2.8%
Multi-strategies	1.8	1.3%	—	—	1.8	1.3%
All Investments	140.2	100.0%	2.1	1.4	140.9	100.0%

•	Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of March 31, 2026		Growth	Allocation/ Redemption	As of June 30, 2026
	(RMB billions, except percentages)
Private equity	92.3	94.6%	—	0.5	91.8	94.6%
Public securities	3.8	3.9%	0.2	0.2	3.8	3.9%
Real estate	0.1	0.1%	—	—	0.1	0.1%
Multi-strategies	1.4	1.4%	—	—	1.4	1.4%
All Investments	97.6	100.0%	0.2	0.7	97.1	100.0%

5 The asset allocation/redemption of international investment products includes the fluctuation result of foreign currencies exchange rate.

6 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

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International Investment type	As of March 31, 2026		Growth	Allocation/ Redemption	As of June 30, 2026
	(RMB billions, except percentages)
Private equity	33.7	79.1%	1.0	—	34.7	79.2%
Public securities	4.6	10.8%	0.8	0.6	4.8	11.0%
Real estate	3.9	9.2%	0.1	0.1	3.9	8.9%
Multi-strategies	0.4	0.9%	—	—	0.4	0.9%
All Investments	42.6	100.0%	1.9	0.7	43.8	100.0%

Segment Operating Metrics

Mainland China Business

Our Mainland China operations are organized into three reportable segments: mainland China public securities, mainland China asset management, and mainland China insurance. Each segment operates under a dedicated brand and serves a distinct client need in the mainland China market.

Mainland China public securities

Mainland China public securities, operating under the Noah Upright brand, is the business that distributes mutual funds and private secondary products in mainland China. This segment operates under an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products.

•	Transaction value of mutual fund products distributed in mainland China during the second quarter of 2026 was RMB5.5 billion (US$0.8 billion), compared with RMB5.7 billion in the second quarter of 2025 and RMB9.9 billion in the first quarter of 2026.

•	Transaction value of RMB-denominated private secondary products distributed in mainland China during the second quarter of 2026 was RMB2.8 billion (US$0.4 billion), unchanged from RMB2.8 billion in the second quarter of 2025 and a 48.1% decrease from RMB5.4 billion in the first quarter of 2026.

•	Number of active clients in this segment during the second quarter of 2026 was 7,052, an 18.5% increase from the second quarter of 2025.

•	Number of licensed relationship managers serving this segment was 192 as of June 30, 2026, compared with 207 as of June 30, 2025.

Mainland China asset management

Mainland China asset management, operating under the Gopher Asset Management brand, is the business that manages RMB-denominated private equity funds and private secondary products. Current focus areas include managing primary market exits on existing vintages and growing cross-border ETF products in the secondary market.

•	AUM of RMB-denominated private equity products as of June 30, 2026 was RMB91.8 billion (US$13.5 billion), compared with RMB96.5 billion as of June 30, 2025 and RMB92.3 billion as of March 31, 2026, mainly due to our continuous effort on exiting private equity products.

•	AUM of RMB-denominated public securities products as of June 30, 2026 was RMB3.8 billion (US$0.6 billion), compared with RMB5.1 billion as of June 30, 2025 and RMB3.8 billion as of March 31, 2026.

•	Net flow during the quarter: new AUM added was RMB0.2 billion (US$29.5 million) and AUM allocated/redeemed was RMB0.7 billion (US$103.2 million) during the second quarter of 2026.

Mainland China insurance

Mainland China insurance, operating under the Glory brand, is the business that distributes insurance products in mainland China, consisting mainly of life and health insurance products. The business has been undergoing a strategic shift toward a commission-only broker model and comprehensive family succession planning services. The net revenues for the second quarter of 2026 were RMB2.0 million (US$0.3 million).

International Business

Our international operations are organized into three reportable segments: international wealth management, international asset management, and international insurance and comprehensive services. The Company operates booking centers in Hong Kong, Singapore and key U.S. markets including New York, Los Angeles and Silicon Valley.

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International wealth management

International wealth management, operating under the ARK Wealth Management brand, is the business that provides offline and online wealth management services to global Chinese high-net-worth investors outside mainland China. Currently we are dedicated to providing comprehensive services using our booking centers in Hong Kong and Singapore.

•	Number of international registered clients as of June 30, 2026 was 21,059, an 11.0% increase from June 30, 2025 and a 3.4% increase from March 31, 2026.

•	Number of international active clients who transacted with us during the second quarter of 2026 was 3,494, a 4.3% decrease from the second quarter of 2025 and an 8.5% increase from the first quarter of 2026.

•	Transaction value of international investment products distributed during the second quarter of 2026 was RMB8.7 billion (US$1.3 billion), compared with RMB8.3 billion in the second quarter of 2025 and RMB8.0 billion in the first quarter of 2026.

•	International AUA (assets under advisory, including distributed products, but excluding AUA associated with our online securities services) as of June 30, 2026 was RMB66.3 billion (US$9.8 billion), compared with RMB66.1 billion as of March 31, 2026 and RMB65.2 billion as of June 30, 2025. In addition, AUA associated with our online securities services, which is not included in the International AUA figures presented above, was RMB2.8 billion (US$0.4 billion) as of June 30, 2026, compared with RMB2.8 billion as of March 31, 2026 and RMB2.6 billion as of June 30, 2025.

•	Number of international relationship managers working under this segment was 56 as of June 30, 2026, compared with 107 as of June 30, 2025 and 89 as of March 31, 2026.

•	AI technology initiatives: In Singapore, we pioneered the "AI + Wealth Management" department, and have seen a 140.0% growth in AUA from June 30, 2025 to June 30, 2026.

International asset management

International asset management, operating under the Olive Asset Management brand, is the business that manages USD-denominated private equity funds and private secondary products, with a dedicated U.S. product center and partnerships with top-tier global managers across structured products and hedge funds. We are building our offices in Hong Kong, Singapore, Japan and key U.S. markets, including New York and Silicon Valley.

•	Actively managed international AUM as of June 30, 2026 was RMB43.8 billion (US$6.5 billion), compared with RMB42.6 billion as of March 31, 2026 and RMB41.4 billion as of June 30, 2025.

•	Number of relationship managers working under this segment was 41 as of June 30, 2026, compared with 45 as of June 30, 2025 and 43 as of March 31, 2026.

International insurance and comprehensive services

International insurance and comprehensive services, operating under the Glory Family Heritage brand, is the business that provides comprehensive international services such as insurance distribution, trust services and other family office-style services. With offices in Hong Kong, Singapore and Los Angeles, we provide global coverage to clients.

•	Number of active clients in this segment during the second quarter of 2026 was 58, compared with 186 during the second quarter of 2025 and 79 during the first quarter of 2026.

•	Number of clients receiving comprehensive services was 714 as of June 30, 2026, compared with 717 as of June 30, 2025.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Singapore and office in Shanghai, as well as administrative costs and expenses that are not directly allocated to the aforementioned six business segments, including investments in platform-wide technology, AI infrastructure and corporate functions.

Ms. Jingbo Wang, co-founder and chairlady of Noah, commented: “Entering 2026, the global macroeconomic landscape has become increasingly complex, marked by rapid policy shifts across jurisdictions and heightened geopolitical tensions. Yet, amidst these uncertainties lie significant opportunities. For Chinese high-net-worth individuals (HNWIs), the need for professional, globalized, and resilient wealth management has never been more critical.

Our forward-looking global deployment and newly optimized cost structure firmly position Noah to navigate these dynamics, ensuring sustainable and high-quality growth for the long term. In the first half of 2026, our proactive multi-market strategy—anchored by our booking centers in major financial centers and robust infrastructure—has enabled us to serve as a trusted partner for our clients in safeguarding and growing their wealth across market cycles.

Looking ahead, we remain committed to enhancing our global capabilities, maintaining disciplined risk management, and leveraging technology to create lasting value for our clients and shareholders.”

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SECOND QUARTER 2026 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2026 were RMB619.9 million (US$91.4 million), a 1.5% decrease from the corresponding period in 2025, primarily due to a decrease in one-time commissions from insurance products and lower recurring service fees, partially offset by an increase in performance-based income from mainland China private secondary products.

Net revenues under the segmentation7 are as follows:

(RMB millions, except percentages)	Q2 2025	Q2 2026	YoY Change
Mainland China public securities	131.8	206.5	56.7%
Mainland China asset management	177.1	165.4	(6.6)%
Mainland China insurance	7.2	2.0	(71.7)%
International wealth management	129.4	88.9	(31.3)%
International asset management	108.3	106.4	(1.8)%
International insurance and comprehensive services	59.0	40.7	(31.1)%
Headquarters	16.7	10.0	(40.0)%
Total net revenues	629.5	619.9	(1.5)%

•	Net revenues for mainland China public securities for the second quarter of 2026 were RMB206.5 million (US$30.4 million), a 56.7% increase from the corresponding period in 2025, primarily due to an increase in performance-based income generated from the distribution of Mainland China private secondary products.

•	Net revenues for mainland China asset management for the second quarter of 2026 were RMB165.4 million (US$24.4 million), a 6.6% decrease from the corresponding period in 2025, primarily due to a decrease in recurring service fees from private equity products, partially offset by an increase in performance-based income.

•	Net revenues for mainland China insurance for the second quarter of 2026 were RMB2.0 million (US$0.3 million), a 71.7% decrease from the corresponding period in 2025, mainly due to a decrease in distribution of insurance products.

•	Net revenues for international wealth management for the second quarter of 2026 were RMB88.9 million (US$13.1 million), a 31.3% decrease from the corresponding period in 2025, mainly due to a decrease in one-time commissions from the distribution of International products.

•	Net revenues for international asset management for the second quarter of 2026 were RMB106.4 million (US$15.7 million), a 1.8% decrease from the corresponding period in 2025.

•	Net revenues for international insurance and comprehensive services for the second quarter of 2026 were RMB40.7 million (US$6.0 million), a 31.1% decrease from the corresponding period in 2025, mainly due to a decrease in one-time commissions from insurance products.

•	Net revenues for headquarters for the second quarter of 2026 were RMB10.0 million (US$1.5 million), a 40.0% decrease from RMB16.7 million for the corresponding period in 2025.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2026 were RMB404.1 million (US$59.5 million), a 13.7% decrease from the corresponding period in 2025. Operating costs and expenses for the second quarter of 2026 primarily consisted of (i) compensation and benefits of RMB260.1 million (US$38.3 million); (ii) selling expenses of RMB56.1 million (US$8.3 million); (iii) general and administrative expenses of RMB74.8 million (US$11.0 million); (iv) provision for credit losses of RMB7.7 million (US$1.1 million); (v) other operating expenses of RMB22.5 million (US$3.3 million); and (vi) income gained from government subsidies of RMB17.1 million (US$2.5 million).

•	Operating costs and expenses for mainland China public securities for the second quarter of 2026 were RMB27.9 million (US$4.1 million), a 16.6% increase from the corresponding period in 2025, mainly due to a decrease in government subsidies.

•	Operating costs and expenses for mainland China asset management for the second quarter of 2026 were RMB22.7 million (US$3.3 million), a 3.1% increase from the corresponding period in 2025.

7 The business segments now referred to as “mainland China public securities,” “mainland China asset management,” “mainland China insurance,” “international wealth management,” “international asset management” and “international insurance and comprehensive services” were previously referred to as “domestic public securities,” “domestic asset management,” “domestic insurance,” “overseas wealth management,” “overseas asset management” and “overseas insurance and comprehensive services,” respectively. These are changes in segment names only and do not involve any material change in the nature or scope of the underlying business activities included in the respective segments. Accordingly, the financial and operating information presented under the renamed segments remains comparable to the corresponding information previously presented under the former segment names.

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•	Operating costs and expenses for mainland China insurance for the second quarter of 2026 were RMB5.6 million (US$0.8 million), a 62.0% decrease from the corresponding period in 2025. The change was consistent with the decline in revenue from mainland China insurance business.

•	Operating costs and expenses for international wealth management for the second quarter of 2026 were RMB92.2 million (US$13.6 million), a 9.2% decrease from the corresponding period in 2025, primarily due to a decrease in relationship manager compensation in line with the revenue decline.

•	Operating costs and expenses for international asset management for the second quarter of 2026 were RMB44.7 million (US$6.6 million), a 25.5% increase from the corresponding period in 2025, primarily due to higher compensation and benefits associated with international asset management business expansion.

•	Operating costs and expenses for international insurance and comprehensive services for the second quarter of 2026 were RMB26.6 million (US$3.9 million), a 9.1% decrease from the corresponding period in 2025, mainly due to lower compensation and benefits.

•	Operating costs and expenses for headquarters for the second quarter of 2026 were RMB184.3 million (US$27.2 million), a 23.6% decrease from the corresponding period in 2025, primarily due to a decrease in provision for credit losses related to the suspended lending business.

Income (Loss) from Operations

Income (loss) from operations under the segmentation is as follows:

(RMB millions, except percentages)	Q2 2025	Q2 2026	YoY Change
Mainland China public securities	107.8	178.6	65.5%
Mainland China asset management	155.1	142.7	(8.0)%
Mainland China insurance	(7.6)	(3.6)	(52.8)%
International wealth management	27.8	(3.3)	N.A.
International asset management	72.6	61.6	(15.2)%
International insurance and comprehensive services	29.8	14.1	(52.7)%
Headquarters	(224.5)	(174.3)	(22.4)%
Total income from operations	161.0	215.8	34.0%

•	Income from operations for mainland China public securities for the second quarter of 2026 was RMB178.6 million (US$26.3 million), a 65.5% increase from the corresponding period in 2025.

•	Income from operations for mainland China asset management for the second quarter of 2026 was RMB142.7 million (US$21.0 million), an 8.0% decrease from the corresponding period in 2025.

•	Loss from operations for mainland China insurance for the second quarter of 2026 was RMB3.6 million (US$0.5 million), a 52.8% decrease from the corresponding period in 2025, reflecting a narrower loss.

•	Loss from operations for international wealth management for the second quarter of 2026 was RMB3.3 million (US$0.5 million), compared with income from operations of RMB27.8 million in the corresponding period in 2025.

•	Income from operations for international asset management for the second quarter of 2026 was RMB61.6 million (US$9.1 million), a 15.2% decrease from the corresponding period in 2025.

•	Income from operations for international insurance and comprehensive services for the second quarter of 2026 was RMB14.1 million (US$2.1 million), a 52.7% decrease from the corresponding period in 2025.

•	Loss from operations for headquarters for the second quarter of 2026 was RMB174.3 million (US$25.7 million), a 22.4% decrease from the corresponding period in 2025, primarily due to a decrease in provision for credit losses related to the suspended lending business and lower compensation and benefits expenses resulting from disciplined cost control measures.

Operating Margin

Operating margin for the second quarter of 2026 was 34.8%, compared with 25.6% for the corresponding period in 2025.

Interest Income

Interest income for the second quarter of 2026 was RMB30.4 million (US$4.5 million), a 9.1% decrease from the corresponding period in 2025.

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Investment Income (Loss)

Investment income for the second quarter of 2026 was RMB41.8 million (US$6.2 million), compared with an investment loss of RMB13.9 million in the corresponding period in 2025, primarily due to gains resulting from fair value changes in certain equity securities.

Income Tax Expense

Income tax expense for the second quarter of 2026 was RMB89.9 million (US$13.3 million), a 41.2% increase from the corresponding period in 2025.

Net Income

•	Net income for the second quarter of 2026 was RMB236.9 million (US$34.9 million), a 32.7% increase from the corresponding period in 2025.

•	Net margin for the second quarter of 2026 was 38.2%, compared with 28.4% for the corresponding period in 2025.

•	Net income attributable to Noah shareholders for the second quarter of 2026 was RMB232.2 million (US$34.2 million), a 30.0% increase from the corresponding period in 2025.

•	Net margin attributable to Noah shareholders for the second quarter of 2026 was 37.5%, compared with 28.4% for the corresponding period in 2025.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2026 was RMB3.40 (US$0.50) and RMB3.37 (US$0.50), respectively, compared with RMB2.56 and RMB2.54, respectively, for the corresponding period in 2025.

Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2026 was RMB238.0 million (US$35.1 million), a 25.9% increase from the corresponding period in 2025.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2026 was 38.4%, compared with 30.0% for the corresponding period in 2025.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2026 was RMB3.46 (US$0.51), compared with RMB2.69 for the corresponding period in 2025.

BALANCE SHEET AND CASH FLOW

As of June 30, 2026, the Company had RMB4,322.7 million (US$637.1 million) in cash and cash equivalents, compared with RMB4,280.7 million as of March 31, 2026 and RMB3,821.8 million as of June 30, 2025.

Net cash outflow from the Company’s operating activities during the second quarter of 2026 was RMB15.0 million (US$2.2 million), compared with a net cash inflow of RMB27.6 million in the corresponding period in 2025, primarily due to an increase in amounts due from related parties and payments of accrued payroll and welfare expenses.

Net cash inflow from the Company’s investing activities during the second quarter of 2026 was RMB108.8 million (US$16.0 million), compared with a net cash outflow of RMB171.7 million in the corresponding period in 2025, primarily due to redemptions of held-to-maturity investments.

Net cash outflow from the Company’s financing activities during the second quarter of 2026 was RMB14.7 million (US$2.2 million), compared with RMB71.5 million in the corresponding period in 2025, primarily due to a decrease in share repurchases.

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CONFERENCE CALL

The Company's senior management will host an earnings conference call to discuss its Q2 2026 Results and recent business activities. Details of the conference call are as follows:

Dial-in details:
Conference title:	Noah Holdings Second Quarter and Half Year 2026 Earnings Conference Call
Date/Time:	Tuesday, August 25, 2026 at 8:00 p.m., U.S. Eastern Time Wednesday, August 26, 2026 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Local Toll:	+86-4001-206115
– International Toll:	1-412-317-6061
Participant Password:	4116275

A telephone replay will be available starting approximately one hour after the end of the conference until August 31, 2026 at 1-855-669-9658 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 8252319.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the Main Board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first half of 2026, Noah distributed RMB40.4 billion (US$6.0 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB140.9 billion (US$20.8 billion) as of June 30, 2026.

Founded in 2005, the firm pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. As of June 30, 2026, Noah had 469,987 registered clients. The Company reports its operations under six business segments — Mainland China public securities (Noah Upright), Mainland China asset management (Gopher Asset Management), Mainland China insurance (Glory), International wealth management (ARK Wealth Management), International asset management (Olive Asset Management), and International insurance and comprehensive services (Glory Family Heritage) — plus headquarters. As of June 30, 2026, Noah had established branches and service capabilities across mainland China, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

For more information, please visit Noah’s investor relations website at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2026 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate for June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

8 / 19

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

9 / 19

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	March 31, 2026	June 30, 2026	June 30, 2026
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,280,733	4,322,663	637,082
Restricted cash	11,247	10,183	1,501
Short-term investments	833,752	711,704	104,892
Accounts receivable, net	334,686	323,537	47,683
Amounts due from related parties	680,951	826,165	121,762
Loans receivable, net	111,690	133,506	19,676
Other current assets	211,822	248,491	36,623
Total current assets	6,464,881	6,576,249	969,219
Long-term investments, net	1,160,937	1,051,622	154,990
Investment in affiliates	1,142,706	1,157,714	170,626
Property and equipment, net	2,325,755	2,299,705	338,935
Operating lease right-of-use assets, net	92,047	97,419	14,358
Deferred tax assets	310,049	315,333	46,474
Other non-current assets	115,565	138,862	20,466
Total Assets	11,611,940	11,636,904	1,715,068
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	404,475	285,789	42,120
Income tax payable	146,668	101,738	14,994
Deferred revenues	58,961	63,086	9,298
Dividend payable	—	612,000	90,198
Contingent liabilities	504,920	454,531	66,990
Other current liabilities	244,855	306,986	45,244
Total current liabilities	1,359,879	1,824,130	268,844
Deferred tax liabilities	261,653	259,678	38,272
Operating lease liabilities, non-current	52,475	51,022	7,520
Other non-current liabilities	6,936	13,111	1,932
Total Liabilities	1,680,943	2,147,941	316,568
Equity	9,930,997	9,488,963	1,398,500
Total Liabilities and Equity	11,611,940	11,636,904	1,715,068

10 / 19

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	154,467	86,680	12,775	(43.9)%
Recurring service fees	162,047	155,902	22,977	(3.8)%
Performance-based income	13,892	96,578	14,234	595.2%
Other service fees	48,736	35,716	5,264	(26.7)%
Total revenues from others	379,142	374,876	55,250	(1.1)%
Revenues from funds Gopher/Olive manages:
One-time commissions	1,431	632	93	(55.8)%
Recurring service fees	244,753	207,584	30,594	(15.2)%
Performance-based income	9,301	42,788	6,306	360.0%
Total revenues from funds Gopher/Olive manages	255,485	251,004	36,993	(1.8)%
Total revenues	634,627	625,880	92,243	(1.4)%
Less: VAT related surcharges	(5,126)	(5,981)	(881)	16.7%
Net revenues	629,501	619,899	91,362	(1.5)%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(123,716)	(99,446)	(14,657)	(19.6)%
Other compensations	(175,551)	(160,661)	(23,680)	(8.5)%
Total compensation and benefits	(299,267)	(260,107)	(38,337)	(13.1)%
Selling expenses	(62,311)	(56,082)	(8,265)	(10.0)%
General and administrative expenses	(71,196)	(74,849)	(11,031)	5.1%
Provision for credit losses	(41,228)	(7,669)	(1,130)	(81.4)%
Other operating expenses	(8,576)	(22,530)	(3,321)	162.7%
Government subsidies	14,103	17,143	2,527	21.6%
Total operating costs and expenses	(468,475)	(404,094)	(59,557)	(13.7)%
Income from operations	161,026	215,805	31,805	34.0%
Other income:
Interest income	33,505	30,447	4,487	(9.1)%
Investment (loss) income	(13,938)	41,800	6,161	N.A.
Reversal of contingent litigation expenses	—	7,682	1,132	N.A.
Other income (expense)	14,391	(23,843)	(3,514)	N.A.
Total other income	33,958	56,086	8,266	65.2%
Income before taxes and income from equity in affiliates	194,984	271,891	40,071	39.4%
Income tax expense	(63,690)	(89,944)	(13,256)	41.2%
Income from equity in affiliates	47,243	54,917	8,094	16.2%
Net income	178,537	236,864	34,909	32.7%
Less: net (loss) income attributable to non-controlling interests	(39)	4,681	690	N.A.
Net income attributable to Noah shareholders	178,576	232,183	34,219	30.0%

Income per ADS, basic	2.56	3.40	0.50	32.8%
Income per ADS, diluted	2.54	3.37	0.50	32.7%
Margin analysis:
Operating margin	25.6%	34.8%	34.8%
Net margin	28.4%	38.2%	38.2%
Weighted average ADS equivalent [1]:
Basic	69,778,574	68,339,431	68,339,431
Diluted	70,174,751	68,802,162	68,802,162
ADS equivalent outstanding at end of period	65,830,895	68,329,861	68,329,861

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

11 / 19

Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	309,458	199,745	29,439	(35.5)%
Recurring service fees	313,643	303,427	44,720	(3.3)%
Performance-based income	27,878	177,163	26,111	535.5%
Other service fees	85,599	69,594	10,257	(18.7)%
Total revenues from others	736,578	749,929	110,527	1.8%
Revenues from funds Gopher/Olive manages:
One-time commissions	5,181	1,823	269	(64.8)%
Recurring service fees	489,133	442,178	65,169	(9.6)%
Performance-based income	23,830	62,862	9,265	163.8%
Total revenues from funds Gopher/Olive manages	518,144	506,863	74,703	(2.2)%
Total revenues	1,254,722	1,256,792	185,230	0.2%
Less: VAT related surcharges	(10,627)	(11,142)	(1,642)	4.8%
Net revenues	1,244,095	1,245,650	183,588	0.1%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(246,284)	(201,908)	(29,758)	(18.0)%
Other compensations	(356,878)	(324,941)	(47,890)	(8.9)%
Total compensation and benefits	(603,162)	(526,849)	(77,648)	(12.7)%
Selling expenses	(113,383)	(92,289)	(13,602)	(18.6)%
General and administrative expenses	(135,637)	(141,684)	(20,882)	4.5%
Provision for credit losses	(44,038)	(10,839)	(1,597)	(75.4)%
Other operating expenses	(24,275)	(39,104)	(5,763)	61.1%
Government subsidies	23,434	17,358	2,558	(25.9)%
Total operating costs and expenses	(897,061)	(793,407)	(116,934)	(11.6)%
Income from operations	347,034	452,243	66,654	30.3%
Other income:
Interest income	66,306	62,495	9,211	(5.7)%
Investment (loss) income	(7,668)	39,789	5,864	N.A.
Reversal of contingent litigation expenses	343	4,952	730	1343.7%
Other income (expense)	10,967	(32,371)	(4,771)	N.A.
Total other income	69,948	74,865	11,034	7.0%
Income before taxes and income from equity in affiliates	416,982	527,108	77,688	26.4%
Income tax expense	(124,295)	(156,604)	(23,081)	26.0%
Income (loss) from equity in affiliates	35,669	(10,426)	(1,537)	N.A.
Net income	328,356	360,078	53,070	9.7%
Less: net income attributable to non-controlling interests	816	3,180	469	289.7%
Net income attributable to Noah shareholders	327,540	356,898	52,601	9.0%

Income per ADS, basic	4.69	5.20	0.77	10.9%
Income per ADS, diluted	4.65	5.15	0.76	10.8%
Margin analysis:
Operating margin	27.9%	36.3%	36.3%
Net margin	26.4%	28.9%	28.9%
Weighted average ADS equivalent [1]:
Basic	69,856,207	68,686,576	68,686,576
Diluted	70,387,492	69,311,742	69,311,742
ADS equivalent outstanding at end of period	65,830,895	68,329,861	68,329,861

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

12 / 19

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Net income	178,537	236,864	34,909	32.7%
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(64,764)	(59,540)	(8,775)	(8.1)%
Fair value fluctuation of available-for-sale investments (after tax)	236	121	18	(48.7)%
Comprehensive income	114,009	177,445	26,152	55.6%
Less: Comprehensive (loss) income attributable to non-controlling interests	(401)	5,048	744	N.A.
Comprehensive income attributable to Noah shareholders	114,410	172,397	25,408	50.7%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Net income	328,356	360,078	53,070	9.7%
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(87,598)	(117,904)	(17,377)	34.6%
Fair value fluctuation of available-for-sale investments (after tax)	469	354	52	(24.5)%
Comprehensive income	241,227	242,528	35,745	0.5%
Less: Comprehensive income attributable to non-controlling interests	509	3,627	535	612.6%
Comprehensive income attributable to Noah shareholders	240,718	238,901	35,210	(0.8)%

13 / 19

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2026
	Mainland China public securities	Mainland China asset management	Mainland China insurance	International wealth management	International asset management	International insurance and comprehensive services	Headquarters	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	11,777	201	2,032	40,020	8,763	23,887	—	86,680
Recurring service fees	91,332	29,342	—	15,000	20,228	—	—	155,902
Performance-based income	95,716	861	—	—	1	—	—	96,578
Other service fees	—	—	—	4,549	—	16,794	14,373	35,716
Total revenues from others	198,825	30,404	2,032	59,569	28,992	40,681	14,373	374,876
Revenues from funds Gopher/Olive manages
One-time commissions	632	—	—	—	—	—	—	632
Recurring service fees	8,049	101,616	—	29,376	68,543	—	—	207,584
Performance-based income	366	33,600	—	—	8,822	—	—	42,788
Total revenues from funds Gopher/Olive manages	9,047	135,216	—	29,376	77,365	—	—	251,004
Total revenues	207,872	165,620	2,032	88,945	106,357	40,681	14,373	625,880
Less: VAT related surcharges	(1,426)	(181)	(7)	—	—	—	(4,367)	(5,981)
Net revenues	206,446	165,439	2,025	88,945	106,357	40,681	10,006	619,899
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(26,742)	(5,621)	(520)	(53,007)	(10,933)	(2,622)	(1)	(99,446)
Other compensations	(4,547)	(15,204)	(2,540)	(22,846)	(22,569)	(10,184)	(82,771)	(160,661)
Total compensation and benefits	(31,289)	(20,825)	(3,060)	(75,853)	(33,502)	(12,806)	(82,772)	(260,107)
Selling expenses	(2,627)	(1,575)	(76)	(14,093)	(9,501)	(2,275)	(25,935)	(56,082)
General and administrative expenses	(56)	(2,156)	(2,481)	(1,044)	(1,541)	(951)	(66,620)	(74,849)
Provision for credit losses	—	—	—	—	—	(813)	(6,856)	(7,669)
Other operating expenses	(422)	(2,753)	—	(1,252)	(205)	(9,782)	(8,116)	(22,530)
Government subsidies	6,500	4,608	—	—	—	21	6,014	17,143
Total operating costs and expenses	(27,894)	(22,701)	(5,617)	(92,242)	(44,749)	(26,606)	(184,285)	(404,094)
Income (loss) from operations	178,552	142,738	(3,592)	(3,297)	61,608	14,075	(174,279)	215,805

14 / 19

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2025
	Mainland China public securities	Mainland China asset management	Mainland China insurance	International wealth management	International asset management	International insurance and comprehensive services	Headquarters	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	16,884	125	7,199	70,715	8,662	50,882	—	154,467
Recurring service fees	85,443	43,427	—	9,954	23,223	—	—	162,047
Performance-based income	13,889	—	—	—	3	—	—	13,892
Other service fees	—	—	—	19,088	—	8,180	21,468	48,736
Total revenues from others	116,216	43,552	7,199	99,757	31,888	59,062	21,468	379,142
Revenues from funds Gopher/Olive manages
One-time commissions	1,243	188	—	—	—	—	—	1,431
Recurring service fees	13,886	132,139	—	29,618	69,110	—	—	244,753
Performance-based income	722	1,308	—	—	7,271	—	—	9,301
Total revenues from funds Gopher/Olive manages	15,851	133,635	—	29,618	76,381	—	—	255,485
Total revenues	132,067	177,187	7,199	129,375	108,269	59,062	21,468	634,627
Less: VAT related surcharges	(281)	(30)	(35)	—	—	—	(4,780)	(5,126)
Net revenues	131,786	177,157	7,164	129,375	108,269	59,062	16,688	629,501
Operating costs and expenses:
Compensation and benefits Relationship manager compensation	(26,417)	(10,746)	(3,914)	(62,873)	(13,763)	(6,003)	—	(123,716)
Other compensations	(6,671)	(16,209)	(7,722)	(20,830)	(12,476)	(12,540)	(99,103)	(175,551)
Total compensation and benefits	(33,088)	(26,955)	(11,636)	(83,703)	(26,239)	(18,543)	(99,103)	(299,267)
Selling expenses	(2,200)	(1,807)	(782)	(15,888)	(8,698)	(2,713)	(30,223)	(62,311)
General and administrative expenses	(53)	(1,735)	(2,358)	(2,010)	(731)	(1,576)	(62,733)	(71,196)
(Reversal of) provision for credit losses	119	77	—	—	—	1,710	(43,134)	(41,228)
Other operating expenses	(632)	8,067	—	—	—	(8,174)	(7,837)	(8,576)
Government subsidies	11,931	327	—	—	11	22	1,812	14,103
Total operating costs and expenses	(23,923)	(22,026)	(14,776)	(101,601)	(35,657)	(29,274)	(241,218)	(468,475)
Income (loss) from operations	107,863	155,131	(7,612)	27,774	72,612	29,788	(224,530)	161,026

15 / 19

Noah Holdings Limited

Supplemental Revenue Information by Geography

(unaudited)

	Three months ended
	June 30, 2025	June 30, 2026	Change
	(in thousands of RMB, except percentages)
Revenues:
Mainland China	337,921	389,897	15.4%
Hong Kong	231,608	172,922	(25.3)%
Others	65,098	63,061	(3.1)%
Total revenues	634,627	625,880	(1.4)%

Noah Holdings Limited

Supplemental Business Information by Product Types

(unaudited)

	Three months ended
	June 30, 2025	June 30, 2026	Change
	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	132,068	207,872	57.4%
Private equity products	176,876	165,620	(6.4)%
Insurance products	7,199	2,032	(71.8)%
Others	21,778	14,373	(34.0)%
Subtotal	337,921	389,897	15.4%

International:
Investment products [2]	160,393	164,626	2.6%
Insurance products	101,387	43,461	(57.1)%
Online business [3]	10,459	10,097	(3.5)%
Others	24,467	17,799	(27.3)%
Subtotal	296,706	235,983	(20.5)%
Total revenues	634,627	625,880	(1.4)%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

16 / 19

Noah Holdings Limited

Supplemental Operational Information

(unaudited)

	As of
	June 30, 2025	June 30, 2026	Change
Number of registered clients	464,631	469,987	1.2%

	Three months ended
	June 30, 2025	June 30, 2026	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	9,160	10,296	12.4%
Transaction value:
Private equity products	1,000	1,620	62.0%
Private secondary products	5,975	5,806	(2.8)%
Mutual fund products	9,264	9,122	(1.5)%
Other products	736	619	(15.9)%
Total transaction value	16,975	17,167	1.1%

17 / 19

Noah Holdings Limited

Supplemental Information of International Business

(unaudited)

	Three months ended
	June 30, 2025	June 30, 2026	Change
Net Revenues from International (RMB, million)	296.7	236.0	(20.5)%
Number of International Registered Clients	18,967	21,059	11.0%
Number of International Active Clients	3,650	3,494	(4.3)%
Transaction Value of International Investment Products (RMB, billion)	8.3	8.7	4.8%
Number of International Relationship Managers	152	97	(36.2)%
International Assets Under Management (RMB, billion)	41.4	43.8	5.8%
International Assets Under Advisory (RMB, billion)	65.2	66.3	1.8%

18 / 19

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,
	2025	2026	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	178,576	232,183	30.0%
Adjustment for share-based compensation	13,008	7,242	(44.3)%
Less: tax effect of adjustments	2,602	1,404	(46.0)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	188,982	238,021	25.9%

Net margin attributable to Noah shareholders	28.4%	37.5%
Non-GAAP net margin attributable to Noah shareholders	30.0%	38.4%

Net income attributable to Noah shareholders per ADS, diluted	2.54	3.37	32.7%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.69	3.46	28.6%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,
	2025	2026	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	327,540	356,898	9.0%
Adjustment for share-based compensation	37,788	18,591	(50.8)%
Less: tax effect of adjustments	7,558	3,604	(52.3)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	357,770	371,885	3.9%

Net margin attributable to Noah shareholders	26.3%	28.7%
Non-GAAP net margin attributable to Noah shareholders	28.8%	29.9%

Net income attributable to Noah shareholders per ADS, diluted	4.65	5.15	10.8%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	5.08	5.37	5.7%

19 / 19